                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an address presented by Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, at the LinuxWorld Conference in New York, New York. The address is posted on HP's internal web site.


                 FUELING INNOVATION AND OPPORTUNITY WITH LINUX
                            REMARKS BY CARLY FIORINA

Thank you, Kelly, and good morning everyone.

It's great to be here at LinuxWorld, because you look at the thousands of names registered for this conference and realize that a decade ago, this conference couldn't have happened at all, because this movement literally didn't exist. But here we all are - challenging conventional wisdom and changing the world all at the same time.

It's ironic to be talking about such an expansive, open movement in a conference center, constrained by these four walls, because walls suggest limits. Over the past 10 years, we've proven that the inventive spirit that fuels this movement knows no limits. To me, this whole conference is a tribute to the power and the promise of an idea. We are part of a vanguard of pioneers and innovators who have accelerated an idea and turned it into an undeniable force.

The Linux movement is based on openness, on the idea -- and the evidence -- that the achievement of our collective work is greater than the sum of individual efforts. That everyone benefits when everyone else advances. That you know your needs best - and that you don't have to find a way to fit your needs into an existing system, but have the freedom to build a system to fit your needs.

Linux is the democratization of the innovation of technology.

Like many of you, the HP team is here this week to recognize and celebrate with our customers ... our partners ... and the open source development community

 ... the remarkable progress that Linux has achieved thus far and to ask the question: What's next?

By every estimate, this is the breakout year for Linux. It's on everyone's "watch" list. IDC believes this is the year that Linux solidifies its role in the enterprise. And even in these uncertain market conditions, Gartner projects that Linux revenue will grow this year by 50 percent.

If you look at the past decade of Linux evolution, it's a testament to the vision and initiative of people like Richard Stallman and Linus Torvalds, and the perseverance of the technologists and business people they've inspired, that Linux has been able to stay true to the spirit of its revolutionary roots while developing into a solution that can meet the needs of big businesses.

As you make your way through the sea of exhibits and tradeshow booths, you'll no doubt notice how much influence Linux is having on new kinds of consumer applications. This is an interesting and important development because it offers new outlets for innovation, new ways to create value for customers, and more economic opportunity for those of us who provide Linux-based solutions. This is an important milestone in the mainstreaming of Linux.

Like the Web itself, Linux is an open source technology that spawned an entire industry--and that continues to be improved by smart minds collaborating all over the world.

It draws on the genius of individual developers, researchers and engineers who can be found in universities, within technical businesses, at customer sites, and in home offices plastered with penguin images.

It is enriched by the "what if" thinking of small teams at work in places such as Brazil, China, France and Germany as well as in Silicon Valley, North Carolina and in virtual communities all across the Internet.

It gains perspective from organizations and individuals seeking to help developing nations deploy a more affordable IT infrastructure.

And we see HP's role as helping to increase Linux's credibility in the business world. One of the primary motivations of HP's merger with Compaq is our deeply shared belief in standards-based platforms and technologies, and the contributions of the open source movement in helping customers take full advantage of these platforms.

By joining forces with Compaq, we are more powerfully positioned to lead the march toward open-standards and Linux then either company could on its own. We have an unwavering commitment to do our part to help Linux continue to mature as a platform, and we look forward to continuing to participate and contribute within the development community.

In my time with you today, I want to focus on three aspects of the Linux experience:

First, let's look at HOW CUSTOMERS ARE USING LINUX to solve real-world problems today. Because despite the occasional survey that says Linux is not taking hold in the enterprise, the truth is its presence in the enterprise has gone up significantly over the past year, and the number of applications and markets where Linux is the preferred choice is growing.

Second, we'll look at the STATE OF THE INDUSTRY, particularly those areas where we can apply more energy to move Linux forward. We have a solid foundation to build from, and it's important as we pursue our goals for the future, that we are consciously and deliberately addressing the open issues.

And finally, I'll update you on some of the SPECIFIC AREAS WHERE HP IS FOCUSING ITS ENERGIES ON ADVANCING LINUX. Linux is one of the three strategic operating environments that we have adopted to help customers build the flexible kind of IT infrastructures they need to increase their competitiveness.

So let's begin by talking about customers: their needs, their desires, and how Linux is helping them achieve efficiencies never before possible.

Customers today are finding that when they want to solve real problems, when they want to bring invention to life, Linux is often their solution. Let's hear from a few of HP's customers who have had great success with Linux recently:

[CUSTOMER VIDEO PLAYS]

These representatives from the business community aren't supporting Linux because it's popular ... they're doing it because it meets their needs and those of their customers, and they're putting their money where their mouth is.

There's another customer I want to mention who's been achieving great things with Linux. This is a customer that reminds me of HP's very first customer, and the spirit of invention and boldness that is at the core of what Linux is all about.

This humble box was Hewlett-Packard's first real product ... our first invention. It is an audio oscillator, developed by Bill Hewlett more than 60 years ago. Bill came up with this design in 1938 when he was part of a group of Stanford engineering students doing a project to develop laboratory equipment applications for negative feedback.

This invention represented the first practical, low-cost method of generating high-quality audio frequencies needed in communications, geophysics, medicine and defense work. Bill Hewlett and his business partner Dave Packard named it the HP Model 200A, because they thought the name would make people think their company had been around for a while.

Their strategy seemed to work. Because the Model 200A attracted a team at Walt Disney Company, a group of renegade engineers that had a vision for a different kind of movie. They were frustrated because their new film would completely tax the sound equipment of the day. They wanted to present it in a sort of 1940s version of SurroundSound, in just twelve exclusive theaters around the country, so that the experience of hearing the soundtrack would be like attending a live musical performance.

But there was no way to test the various channels, recording equipment, and speaker systems in the theaters.

There was no way, that is, until Disney invited Bill and Dave to a meeting to present their invention.

Bill & Dave's Model 200A resistance-capacity oscillator gave Disney a way to achieve their vision ... to make the seminal works of composers Tchaikovsky, Beethoven, Stravinsky and others accessible to movie-goers in all of their rich, full-bodied glory.

The film, of course, turned out to be Fantasia. And Disney became the first customer of a company called HP.

The world has changed a lot since the days of Fantasia. Inventions build on other inventions ... and today an invention called Linux is once again transforming the entertainment space in the area of digital entertainment.

In fact, in the summer of 2000, another group of animation engineers, at a different entertainment company, gathered to solve a problem. This team had a technology challenge: they wanted to figure out how to port their entire proprietary system over to Linux. They wanted to complete the first film production to use wide scale Linux on the desktop and in the data center, in time for release on Memorial Day weekend, 2001.

These engineers were from a company called DreamWorks SKG. And they're doing amazing things with Linux - take a listen.

[VIDEO PLAYS]

Clearly, Linux has proven
it has the potential to enliven the spirit of innovation inside a company.

At HP, we want to continue to support this spirit through a living lab environment ... so just as a lucky meeting between two engineers at HP and a team at Disney spawned something great sixty years ago ... another lucky meeting between modern-day HP engineers and the DreamWorks team helped clear a huge technology hurdle.

Today, HP is announcing an expanded relationship with DreamWorks that touches on all aspects of invention that Linux helps bring to life.

HP and DreamWorks have entered into a three-year strategic alliance in which HP will be the sole "preferred technology provider" for DreamWorks' core technology purchases. This includes PC workstations, servers, printers, laptops, handhelds, infrastructure software and services.

My colleague at DreamWorks, Jeffrey Katzenberg, has a few thoughts on this collaboration as well.

[KATZENBERG VIDEO PLAYS]

This partnership is also setting an industry first. We'll be collaborating tightly with DreamWorks engineers to optimize its animation software for the IA-64 architecture. This would be the world's first Linux IA-64 render farm, enabling DreamWorks' artists the ability to create larger, more complex images well ahead of the rest of the industry.

All of this was spawned by one company's steadfast belief that Linux would help them achieve efficiencies and breakthroughs that they weren't able to before.

Clearly, Linux has already established itself as a core part of Internet infrastructure applications in the areas of web serving, file and print serving, and in single-purpose applications such as firewall, caching, and VPN

On the server front, Giga Group estimates that about 30% of the servers shipped worldwide are running Linux. And both IDC and Giga expect revenues from Linux to be in the $10 billion range in 3-5 years.

Linux also has a strong following in technical computing markets including scientific engineering, software development, life sciences, EDA, oil and gas, and as we just saw, media and entertainment.

We're finding Linux is gaining traction with service providers and network equipment providers as well. And interest is growing from financial services companies - I suspect there are a number of folks representing Wall Street and the financial services industry here today - as well as with retail and public sector customers.

Let me share just a few of the ways customers are deploying Linux today in some of these environments:

In Brazil, we're helping HSBC to automate its bank branch operations throughout that country. HSBC is one of the world's largest financial services companies
 ... the solution consists of about 1,800 HP Netservers, the Apache web server, support, and custom software developed by HP. The customer was attracted by the flexibility and the independence of the hardware from the operating system, and by the cost savings and time-to-market advantages for future enhancements.

Like other technologies, Linux should not be seen as a catch-all for every need a customer may have; in fact, we are finding server combinations of Linux and Unix are a popular mix. We heard a bit about Amazon.com's Linux initiative in the video, but you've likely seen the reports about how this company is relying on Linux-based solutions to help it meet its goals to reduce computing costs while maintaining a highly available and reliable infrastructure. Amazon said they were able to save $17 million by moving to HP platforms and Linux. Their solution includes a combination of Linux Web servers and HP-UX high-availability clusters ... as well as migration and deployment services.

Earlier, I mentioned the increased Linux interest coming from Internet Service Providers. As one example, ViaWest Internet Services was looking for a flexible, easy-to-maintain and cost-effective solution for its web-hosting environment. Reliability and long-term operational efficiency were key requirements. They're using HP Netservers running Linux and were able to achieve their goal of offering a high level of service at a lower cost. They were also pleased with the dramatically simplified hardware migration that was involved.

Here's another example from the video: Speedera Networks is a global provider of Internet content delivery services, from streaming media to encrypted data to rich graphics. They're based in the Silicon Valley. Their "must haves" included a flexible development environment; a large, highly available backend database; and the ability to cost effectively establish and manage a worldwide network. They use a combination of Netservers running Linux with HP-UX systems as well as HP remote control cards and services to assist in the global deployment. As a result, Speedera is able to handle more traffic on its network while realizing improved price/performance, superior manageability, and reduced time commitment thanks to turnkey logistical services. The company is able to operate a robust and efficient network using an operating system that requires the least amount of resources.

These examples highlight just a few of the ways companies today are integrating Linux into the fabric of their infrastructure. Now I'd like to take a brief look at our industry, and what more we can do to make it easy for these and other customers to integrate Linux in the enterprise.

As 2001 came to a close, a number of pundits, columnists, and community members from across the Linux world weighed in on the state of the Linux industry. Some sentiments dealt with the irony of the economic downturn. On the one hand, venture capital is hard to come by, and we're already seeing consolidations and some Linux startup failures. On the other hand, customers are feeling the pinch, and they are more open to considering Linux as they go in search of lower-cost solutions.

None of us would have wished for the reality check we all got. But we are no longer gripped by IPO euphoria. And we're reminded that customers, especially in the enterprise, are looking to Linux because of its value, and not its headlines.

There was also plenty of ink devoted to the issue of whether Linux is a threat to Microsoft, or vice versa, and speculation about the impact of Linux on the desktop. While I know this industry loves a good dogfight, the truth is our collective energy can no doubt be put to better use.

The reality is that Microsoft solutions on industry-standard hardware are a mainstay of many corporations, especially on the desktop, and will continue to be so. Likewise, Linux solutions have found their way into a number of mainstream enterprise applications, are already on the desktop in niche applications, and will continue to make inroads.

HP offers both solutions, as well as HP-UX, because we see opportunity in offering our customers what they want -- a choice of building blocks for their heterogeneous environments. That's what we're about ... we're the company that others come to when they want to run a multi-platform environment for mission-critical services. Right now we're taking a pragmatic approach: the question for us isn't "Will Linux dominate the world?" but "What part of the world will Linux dominate?"

So let's look at the areas where our collective energy can be productively applied? Here's what's on the top of my list:

o We need to continue the gains we've made to address ease of use, installation, and management.

  o We need to get everyone lined up behind the Linux Standard Base ... to continue the work to ensure that the standards, tools and education are in place to make seamless deployment a reality, and reduce the complexity for users. The Free Standards Group this week is releasing LSB 1.1 as well as The Linux Internationalization Initiative, which are important milestones for increasing opportunity for distributors and making it easier for developers to concentrate on meeting customer needs.

  o As an industry, we need to organize and mobilize Linux support personnel. The fact that they're so hard to find was the number one roadblock for Linux adoption in the corporate world according to a recent electronic poll by Network Computing.

  o As Linux takes hold in specific application environments, the open source community can serve as a catalyst to develop capabilities tuned for that particular customer set. One such initiative for the telco space is being launched today -- at an 11 o'clock press conference in fact -- by the Open Source Development Lab, together with industry leaders and the open source community. A Carrier Grade Linux Working Group has been put in place to provide a forum for enhancing Linux for this market.

     The group includes representatives from Alcatel, Cisco, HP, IBM, Intel, MontaVista Software, Nokia, Red Hat and SuSe. OSDL is also looking for participants to establish a similar working group to focus on Linux in the data center.

  o Beyond Linux, we need to resolve the royalty-free standards issue under debate in the W3C and other standards organizations. In HP's view, even the so-called "Reasonable and Non-Discriminatory" patent licensing would distort the standards selection process to an unacceptable level for Web infrastructure software standards. We continue to work as part of the Patent Policy Working Group to draft a policy that requires the W3C to endorse only those recommendations which can be used free of royalties.

So, I'm here as a representative of Hewlett-Packard ...and I want to spend just a few moments on what we think we can contribute to advancing Linux.

We're taking a comprehensive approach:

  o We're providing sales, consulting, support and education to help build trust in the Linux platform and protect companies' investments. This includes porting, architecting, project management, installation, education, training, tuning, administration, and ongoing support of Linux systems. And we're announcing at the show that we have expanded our consulting and outsourcing services around Linux.

  o We certify hardware and provide support services for Linux distributors Red Hat, Caldera, Turbolinux, SuSE, and Debian.

  o Another way we're promoting Linux is through a robust development environment, and middleware built on open standards ... including a new Linux development platform for our OpenCall SS7 telco solution ... and an HP Application Server that fully supports the Linux platform.

  o We're engaging in partnerships with the open source community, which drives a lot of the innovation, and then we distribute that innovation to customers through our channels: through VARs, ISVs, IHVs, and OEMs.

  o We're providing hardware that includes a security-enhanced platform like the Itanium processor, as well as a wide range of security-enhanced servers, blade servers, appliances, workstations, storage media, printers, business PCs, and telco racks.

  o Besides security, we're focused on making Linux pervasive through our Java-compatible Chai virtual machine software for Linux--which we call ChaiLX--which has many potential applications in hardware such as set-top box controllers, cellphones, PDAs, and new kinds of devices we'll all no doubt be using in our cars, homes, and offices in the very near future. When you visit the HP booth you can see a prototype handheld running ChaiLX.

  o We're also helping to ensure the enthusiastic adoption of Linux by developing market solutions targeted at the key horizontal and vertical markets I mentioned earlier, such as network equipment providers, and particularly telecommunications customers. At the show we're announcing two new carrier-grade servers for the telco industry.

     For the service-provider market, we have extended our pay-per-use utility pricing program to the Linux platform ... we pioneered this concept with our Unix product line, then extended it to Windows and now Linux. It's a way for service providers to manage their resources better by paying for on-site capacity only when it is used, and lets them respond more effectively to unexpected capacity spikes.

  o Last, but certainly not least, we continue to take action to reinforce our 20-year commitment to open source standards and technologies...

     Internally we have an Open Source Review Board, which we use to assess whether or not we should open-source an existing product. Each initiative is evaluated on a case-by-case basis.

     As just one example, the board decided to open-source printer drivers for our Deskjet business printers, and those drivers are now under the BSD license.

     One interesting side note is that because our customers see us as trusted advocates for "openness," they've expressed an interest in having HP guide other companies' Open Source policies as a consulting service ... we're looking into that possibility.

I want to close my remarks with some additional perspective about our merger with Compaq, because this is a combination that's good for Linux.

I want to tell you what I have been telling HP and Compaq customers: As this merger goes forward, our strategic commitment at the operating system level is to UNIX, Windows and Linux. This is in keeping with our intent to lead the industry through its next inflection point - the accelerating shift toward market-unifying architectures and approaches. Market-unifying standards such as Itanium and Linux, and the inexorable march toward open source and open connectivity standards. These will shift the underlying economics and the basis of competition in this industry, leading to more competition, greater choice, more flexibility for businesses, and better ease of use for consumers.

One of the aspects of merging with Compaq that our customers find most appealing is that we are both committed to driving adoption of Linux on the Intel and Itanium platforms. Together, we have an unbeatable R&D team with a focus on both the enterprise and consumer. Together, we'll be in a position to help facilitate progress in standards through our relationships with both the enterprise developers and the open source community, and with customer relationships and support, to help Linux continue to mature as a platform for the enterprise. Together, we will be the systems provider with the wherewithal to keep competing operating systems - competitive.

As you know, there is some spirited debate about the merger. There are people who find change exciting; others find it exhausting. Some find it exhilarating; others find it intimidating. Others know they will gain from it; some fear they will lose from it.

Everyone who has made a contribution and an impact in this industry remembers what it was like - at one time - to be an outsider with a big dream facing long odds. And outsiders trying to fight their way in always think like inventors, because the only way to get in is to make something better, faster, more valuable. Picasso once said: "all children are artists, the challenge is how to be an artist once you grow up." Our challenge is similar. It's how to think like outsiders after we're insiders. Because the minute you start defending the way things are instead of improving them, you've lost what got you where you are in the first place.

History tells us that every invention, every major step forward, faces opposition and that the future is anything but inevitable. Success is anything but inevitable. This gathering ten years ago was anything but inevitable. For evidence beyond this gathering, just look at the history of HP:

In 1940: Nobody's ever made an electronics firm work? Bill and Dave said fine. We'll base our entire future on it.

In 1943: They said our company doesn't have any experience with frequency devices? Fine. We'll build a device that jams enemy radar to help win the war.

In 1972: Nobody could figure out how to create a portable machine that does complex math equations? Great. We'll build one small enough to fit in your pocket.

In 1982: You say your documents are still hard to read? Okay. We'll make them picture-quality - using lasers.

Every step along the way, there were skeptics who said: It won't work. It won't sell. It won't succeed. It's never been done before.

And to every single person who said: it's never been done before, Bill and Dave replied: Yes, but there's never been a company like HP before. They realized that the real secret to their success didn't lay in their plants or their products or their plans or their drill press: it lay in what hundreds of inventors can do together - if you believe in their hopes and share their dreams and let them make full use of their talent.

By joining with Compaq, we will greatly strengthen our enterprise computing business, our IT services business, our PC business and our imaging and printing business, so that we can provide the kind of end-to-end solutions that customers increasingly demand. And near the top of that list of demands, is invention around Linux.

The company that brought us the green ogre with the thick Scottish accent and wicked sense of humor wants Linux. Companies that provide the dial tones when we pick up the phone want Linux. And in between the two are thousands and thousands more who are recognizing the power, the flexibility, and the smart economics inherent in this platform ... and who are attracted to its openness, and the inventive spirit that is at its foundation.

We cannot disappoint customers who are clamoring for Linux solutions. Standing still is not, and will not, be our legacy--with Linux, or with any other invention that has the potential to transform this industry, as we certainly believe Linux does.

Which brings me to what I see as the real power of the Linux movement.

The secret to ITS success is based on a belief in what hundreds of thousands of inventors can do together when you make full use of their talents. And here again, just like all the other great inventions that came before it, like all other great steps forward, the skeptics out there said: It won't work. It won't sell. It can't be done. It won't succeed.

Your collective response: Never underestimate the power of a good idea.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's amended registration statement on Form S-4 filed on January 14, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 14, 2002, HP filed an amended registration statement with the SEC containing an amended preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.